EXHIBIT 12

AMERICAN INTERNATIONAL GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Nine Months		Three Months
	Ended September 30,		Ended September 30,

	2002	2001	2002	2001

Income before income taxes, minority interest and cumulative effect of accounting changes	$8,455	$5,422	$2,729	$617
Less — Equity income of less than 50% owned persons	81	24	34	13
Add — Dividends from less than 50% owned persons	12	1	1	—

	8,386	5,399	2,696	604
Add —
Fixed charges	2,805	3,155	901	1,063
Less —
Capitalized interest	42	56	13	24

Income before income taxes, minority interest, cumulative effect of accounting changes and fixed charges	$11,149	$8,498	$3,584	$1,643

Fixed charges:
Interest costs	$2,670	$3,046	$856	$1,027
Rent expense*	135	109	45	36

Total fixed charges	$2,805	$3,155	$901	$1,063

Ratio of earnings to fixed charges**	3.97	2.69	3.98	1.55

*	The proportion deemed representative of the interest factor.

**	Income before income taxes, minority interest and cumulative effect of accounting changes with respect to nine and three months ended September 30, 2001 were materially impacted by WTC and related losses and acquisition, restructuring and related charges. Thus, the ratio of earnings to fixed charges has been adversely impacted. The pro forma ratios of earnings to fixed charges for the nine and three months ended September 30, 2001 which exclude such losses and charges from income before income taxes, minority interest and cumulative effect of accounting changes are 3.62 and 3.67, respectively.

      The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 6.06 and 1.70 for the third quarter and 6.20 and 3.75 for the first nine months of 2002 and 2001, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.